SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of the financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the three months ended March 31, 2008.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **01** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

TO MARCH 31 OF 2008 AND 2007

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	1,247,180,480	100	1,239,807,571	100
s02	**CURRENT ASSETS**	390,224,584	31	378,669,835	31
s03	CASH AND SHORT-TERM INVESTMENTS	118,177,716	9	184,356,178	15
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	97,218,558	8	52,852,143	4
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	75,758,184	6	78,587,003	6
s06	INVENTORIES	99,070,126	8	56,510,390	5
s07	OTHER CURRENT ASSETS	0	0	6,364,121	1
s08	**LONG-TERM**	30,945,873	2	31,885,411	3
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	30,945,873	2	31,741,403	3
s11	OTHER INVESTMENTS	0	0	144,008	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	815,380,527	65	749,347,237	60
s13	LAND AND BUILDINGS	572,262,092	46	510,036,530	41
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	890,345,752	71	805,860,788	65
s15	OTHER EQUIPMENT	50,805,979	4	50,158,404	4
s16	ACCUMULATED DEPRECIATION	787,103,827	63	705,609,256	57
s17	CONSTRUCTION IN PROGRESS	89,070,531	7	88,900,771	7
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	10,629,496	1	3,414,769	0
s19	**OTHER ASSETS**	0	0	76,490,319	6
s20	**TOTAL LIABILITIES**	1,134,514,970	100	1,205,094,028	100
s21	**CURRENT LIABILITIES**	235,197,805	21	169,287,015	14
s22	SUPPLIERS	26,484,387	2	25,393,925	2
s23	BANK LOANS	70,502,549	6	26,372,336	2
s24	STOCK MARKET LOANS	20,099,891	2	54,072,619	4
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	83,124,674	7	36,123,242	3
s26	OTHER CURRENT LIABILITIES WITHOUT COST	34,986,304	3	27,324,893	2
s27	**LONG-TERM LIABILITIES**	413,589,621	36	514,717,171	43
s28	BANK LOANS	139,566,492	12	158,228,687	13
s29	STOCK MARKET LOANS	274,023,129	24	356,488,484	30
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	8,114,029	1	7,628,399	1
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	477,613,515	42	513,461,443	43
s33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	112,665,510	100	34,713,543	100
s34	**MINORITY INTEREST**	0	0	0	0
s35	**MAJORITY INTEREST**	112,665,510	100	34,713,543	100
s36	**CONTRIBUTED CAPITAL**	244,222,282	217	343,745,556	990
s79	CAPITAL STOCK	244,222,282	217	343,745,556	990
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	-131,556,772	-117	-309,032,013	-890
s42	RETAINED EARNINGS AND CAPITAL RESERVES	-134,797,775	-120	-309,032,013	-890
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	3,241,003	3	0	0
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **01** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**118,177,716**	**100**	**184,356,178**	**100**
s46	CASH	37,503,529	32	49,742,907	27
s47	SHORT-TERM INVESTMENTS	80,674,187	68	134,613,271	73
s07	**OTHER CURRENT ASSETS**	**0**	**100**	**6,364,121**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	6,364,121	100
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**10,629,496**	**100**	**3,414,769**	**100**
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	10,629,496	100	3,414,769	100
s19	**OTHER ASSETS**	**0**	**100**	**76,490,319**	**100**
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	76,490,319	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**235,197,805**	**100**	**169,287,015**	**100**
s52	FOREIGN CURRENCY LIABILITIES	72,403,930	31	66,157,139	39
s53	MEXICAN PESOS LIABILITIES	162,793,875	69	103,129,876	61
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**34,986,304**	**100**	**27,324,893**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	14,186,695	52
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	34,986,304	100	13,138,198	48
s27	**LONG-TERM LIABILITIES**	**413,589,621**	**100**	**514,717,171**	**100**
s59	FOREIGN CURRENCY LIABILITIES	320,503,144	77	414,989,550	81
s60	MEXICAN PESOS LIABILITIES	93,086,477	23	99,727,621	19
s31	**DEFERRED LIABILITIES**	**8,114,029**	**100**	**7,628,399**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	8,114,029	100	7,628,399	100
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**477,613,515**	**100**	**513,461,443**	**100**
s66	DEFERRED TAXES	0	0	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	425,621,513	89	486,360,628	95
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	51,992,002	11	27,100,815	5
s79	**CAPITAL STOCK**	**244,222,282**	**100**	**343,745,556**	**100**
s37	CAPITAL STOCK (NOMINAL)	244,222,282	100	230,254,776	67
s38	RESTATEMENT OF CAPITAL STOCK	0	0	113,490,780	33

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **01** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**-134,797,775**	**100**	**-309,032,013**	**100**
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	-138,050,524	102	-298,603,461	97
s45	NET INCOME FOR THE YEAR	3,252,749	-2	-10,428,552	3
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**3,241,003**	**100**	**0**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	3,241,003	100	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB**

QUARTER: **01** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	155,026,779	209,382,820
s73	PENSIONS AND SENIORITY PREMIUMS	13,773,318	3,001,881
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	141,448	141,582
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	0	0
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **01** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2008 AND 2007

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**321,463,291**	**100**	**242,802,815**	**100**
r02	COST OF SALES	123,581,982	38	90,550,125	37
r03	**GROSS PROFIT**	**197,881,309**	**62**	**152,252,690**	**63**
r04	GENERAL EXPENSES	27,705,891	9	18,673,349	8
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**170,175,418**	**53**	**133,579,341**	**55**
r08	OTHER INCOME AND (EXPENSE), NET	35,873,108	11	5,243,412	2
r06	COMPREHENSIVE FINANCING RESULT	-894,604	0	-10,511,977	-4
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	-259,481	0	-980,296	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**204,894,441**	**64**	**127,330,480**	**52**
r10	INCOME TAXES	201,641,692	63	137,759,032	57
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**3,252,749**	**1**	**-10,428,552**	**-4**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**3,252,749**	**1**	**-10,428,552**	**-4**
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	**NET INCOME OF MAJORITY INTEREST**	**3,252,749**	**1**	**-10,428,552**	**-4**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **01** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	**NET SALES**	**321,463,291**	**100**	**242,802,815**	**100**
r21	DOMESTIC	163,482,970	51	135,915,618	56
r22	FOREIGN	157,980,321	49	106,887,197	44
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r08	**OTHER INCOME AND (EXPENSE), NET**	**35,873,108**	**100**	**5,243,412**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	35,873,108	100	5,243,412	100
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-894,604**	**100**	**-10,511,977**	**100**
r24	INTEREST EXPENSE	15,141,963	-1693	10,712,150	-102
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	9,721,945	-1087	5,221,338	-50
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	4,525,414	-506	-8,057,637	77
r28	RESULT FROM MONETARY POSITION	0	0	3,036,472	-29
r10	**INCOME TAXES**	**201,641,692**	**100**	**137,759,032**	**100**
r32	INCOME TAX	201,641,692	100	137,759,032	100
r33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **01** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	321,463,291	242,802,815
r37	TAX RESULT FOR THE YEAR	3,252,749	-10,428,552
r38	NET SALES (**)	1,213,620,733	1,086,304,063
r39	OPERATING INCOME (**)	625,951,588	578,512,663
r40	NET INCOME OF MAJORITY INTEREST (**)	-4,626,269	28,219,071
r41	NET CONSOLIDATED INCOME (**)	-4,626,269	28,219,071
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	20,917,100	15,613,549

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **01** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY1 TO MARCH 31 OF 2008

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**321,463,291**	**100**	**242,802,815**	**100**
rt02	COST OF SALES	123,581,982	38	90,550,125	37
rt03	**GROSS PROFIT**	**197,881,309**	**62**	**152,252,690**	**63**
rt04	GENERAL EXPENSES	27,705,891	9	18,673,349	8
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**170,175,418**	**53**	**133,579,341**	**55**
rt08	OTHER INCOME AND (EXPENSE), NET	35,873,108	11	5,243,412	2
rt06	COMPREHENSIVE FINANCING RESULT	-894,604	0	-10,511,977	-4
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	-259,481	0	-980,296	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**204,894,441**	**64**	**127,330,480**	**52**
rt10	INCOME TAXES	201,641,692	63	137,759,032	57
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**3,252,749**	**1**	**-10,428,552**	**-4**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**3,252,749**	**1**	**-10,428,552**	**-4**
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	**NET INCOME OF MAJORITY INTEREST**	**3,252,749**	**1**	**-10,428,552**	**-4**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **01** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**321,463,291**	**100**	**242,802,815**	**100**
rt21	DOMESTIC	163,482,970	51	135,915,618	56
rt22	FOREIGN	157,980,321	49	106,887,197	44
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt08	**OTHER INCOME AND (EXPENSE), NET**	**35,873,108**	**100**	**5,243,412**	**100**
rt49	OTHER INCOME AND(EXPENSE), NET	35,873,108	100	5,243,412	100
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**-894,604**	**100**	**-10,511,977**	**100**
rt24	INTEREST EXPENSE	15,141,963	-1693	10,712,150	-102
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	9,721,945	-1087	5,221,338	-50
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	4,525,414	-506	-8,057,637	77
rt28	RESULT FROM MONETARY POSITION	0	0	3,036,472	-29
rt10	**INCOME TAXES**	**201,641,692**	**100**	**137,759,032**	**100**
rt32	INCOME TAX	201,641,692	100	137,759,032	100
rt33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB**

QUARTER: **01** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	20,917,100	15,613,549

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **01** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO MARCH 31 OF 2008 AND 2007

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	**CONSOLIDATED NET INCOME**	0	-10,428,551
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	36,275,584
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	0	25,847,033
c04	RESOURCES PROVIDED OR USED IN OPERATION	0	-15,803,163
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	0	10,043,870
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	4,446,663
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	0	4,446,663
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	0	-25,910,794
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	-11,420,261
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	0	195,776,439
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	0	184,356,178

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB**

QUARTER: **01** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**0**	**36,275,584**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	15,613,549
c41	+ (-) OTHER ITEMS	0	20,662,035
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**0**	**-15,803,163**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	0	4,606,788
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	9,197,258
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	0	-213,346
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	-11,709,054
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	-17,684,809
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**0**	**4,446,663**
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	6,059,267
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	-4,380,233
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	2,767,629
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**0**	**0**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-25,910,794**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	-27,765,400
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	1,854,606
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **01** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT	PREVIOUS YEAR AMOUNT
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	$
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	$
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	$
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	$
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	$
d08	CARRYNG VALUE PER SHARE	$	$
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	$
d10	DIVIDEND IN SHARES PER SHARE	shares	shares
d11	MARKET PRICE TO CARRYING VALUE	times	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	times	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	times	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **01** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	1.01	%	-4.30	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS' EQUITY (**)	-4.11	%	81.29	%
p03	NET CONSOLIDATED INCOME TO TOTAL ASSETS (**)	-0.37	%	2.28	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	23.32	%	-0.59	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	-29.12	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.97	times	0.88	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIP.(NET) (**)	1.49	times	1.45	times
p08	INVENTORIES TURNOVER (**)	5.21	times	7.11	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	24	days	17	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	1.14	%	1.10	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	90.97	%	97.20	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	10.07	times	34.72	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	34.63	%	39.93	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	50.72	%	68.69	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	11.24	times	12.47	times
p16	NET SALES TO TOTAL LIABILITIES (**)	1.07	times	0.90	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.66	times	2.24	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.24	times	1.90	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.34	times	0.31	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	50.25	%	108.90	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	0.00	%	10.65	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.00	%	-6.51	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST EXPENSES	0.00	times	0.94	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	0.00	%	100.00	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	0.00	%	0.00	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	0.00	%	107.16	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2008

BANCO J.P. MORGAN S.A., INSTITUCIÓN
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Exploration and Production

During the first quarter of 2008, crude oil production averaged 2,911 Mbd, 7.8% less than the 3,158 Mbd produced during the first quarter of 2007.

Production of heavy crude oil decreased by 9.9%, primarily due to the natural decline of the supergiant field Cantarell, partially offset by the 193 Mbd increase in the Ku-Maloob-Zaap project. Likewise, light crude oil production decreased by 5.4%, due to natural decline of the Chuc and Caan projects in the Southwestern Marine region.

During the first quarter of 2008, average natural gas production was 6,586 MMpcd, 13.2% greater than the average production recorded in the first quarter of 2007.

The production of associated natural gas increased by 670 MMcfd due to greater production at the Ku-Maloob-Zaap and Crudo Ligero Marino projects. The increase in non-associated natural gas production of 99 MMcfd was primarily due to higher volumes from the Burgos and Veracruz projects, which represent 36% of total natural gas production.

Gas and Basic Petrochemicals

During the first quarter of 2008, total on-shore natural gas processing fell by 4.2% as compared to the first quarter of 2007. This decrease was the result of high nitrogen content in associated gas, equipment downtime and scheduled maintenance.

The decrease in the processing of sour wet gas was 5.0%, and the reduction in sweet wet gas processing was 1.5%, which represents in volume 163 MMcfd and 17 MMcfd, respectively. As a result, dry gas production decreased by 5.6%

Natural gas liquids production decreased by 10.6% as compared to the same period of 2007, due to a reduction in the processing of wet gas and lower production of condensates, from 86 to 57 Mbd, or 33.7%.

Refining

During the first quarter of 2008, total crude oil processing decreased by 4.5% as compared to the same period of the previous year. The decrease was primarily due to scheduled maintenance in the primary plants and the February 12th, 2008, earthquake in Oaxaca, which affected operations of the Salina Cruz refinery during 10 days.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2008

BANCO J.P. MORGAN S.A., INSTITUCIÓN
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During the first quarter of 2008, the average production of petroleum products decreased by 88 Mbd, as compared to the same period of 2007, decreasing to an average production of 1,497 Mbd. Production of gasoline and fuel decreased by 2.9% and 14.8% respectively, as a result of lower crude processing.

From to March 31, 2007 to March 31, 2008, the number of franchised gas stations rose by 4.8%, from 7,669 to 8,039 franchises.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Petrochemicals

During the first quarter of 2008, total petrochemicals production was 3,043 thousand tons (Mt), 3.0% greater than production recorded in the same quarter of 2007.

This increase was primarily driven by higher production of ethane derivatives, primarily due to greater production of linear low density polyethylene from operations of the Swing plant, higher production of methane derivatives, resulting from greater production of ammonia to satisfy higher demand for urea production, and greater production of methanol, which was temporarily reactivated due do favorable market conditions, lower production of aromatics and derivatives, primarily due to higher prices of raw materials, and lower production of other products, primarily pentanes, dichloroethane, sulfur and butanes, and lower production of sub-products like chlorhydric acid.

International Trade

During the first quarter of 2008, crude oil exports averaged 1,499 Mbd, 12.4% less than the average volume recorded during the first quarter of 2007, as a result of lower crude oil production.

80% of total crude oil exports was delivered to the United States, while the remaining 20% was distributed among Europe (9%), the rest of the Americas (8%) and the Far East (3%).

The weighted average export price of the Mexican crude oil basket was US$83.1 per barrel in the first quarter of 2008, 73.7% higher than the weighted average price of US$47.9 per barrel in the first quarter of 2007.

Exports of petroleum products averaged 187 Mbd, 13.5% less than during the first quarter of 2007, primarily due to a decrease in sales of naphtha, long residue and fuel oil. The main exported products were naphtha, long residue and fuel oil.

Petrochemicals exports totaled 139 Mt, a decrease of 24.4% due to lower sales of sulfur, partially offset by higher sales of ammonia. The main exported products were sulfur, ammonia and butadiene.

Natural gas exports reached 26 MMcfd during the first quarter of 2008, as compared to 187 MMcfd during the same period in 2007, primarily due to a decrease in dry gas production.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In the first quarter of 2008, natural gas imports averaged 626 MMcfd, 90.8% more than the average imports recorded during the same period in 2007, due primarily to higher demand of the power generation sector and lower dry gas production.

Imports of petroleum products increased by 25.6%, from 413 to 519 Mbd. This increase was primarily attributable to greater gasoline imports, from 248 to 334 Mbd. The main imported products were gasolines, LPG and diesel.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Results

During the first quarter of 2008, total sales, including revenues from services, increased by 32.4% in constant pesos as compared to the first quarter of 2007, from Ps. 242.8 billion to Ps. 321.5 billion. This increase was primarily due to an increase in the weighted average crude oil export price.

During the first quarter of 2008, income before taxes and duties was Ps. 204.9 billion (US$ 19.2 billion), as compared to Ps. 127.3 billion recorded in the first quarter of 2007, the Ps. 77.6 billion, or 60.9% increase, resulted primarily from an increase of Ps. 36.6 billion in operating income, a positive variation of Ps. 9.6 billion in comprehensive financing result and a an increase of Ps. 30.6 billion in other net revenues.

During the first quarter of 2008, taxes and duties paid increased by 46.4%, from Ps. 137.8 billion in the first quarter of 2007 to Ps. 201.6 billion, primarily due to the effect of the price increase on the taxable base.

As a result, during the first quarter of 2008, PEMEX recorded a net income of Ps. 3.3 billion (US$ 0.3 billion), as compared to a net loss of Ps. 10.4 billion, this Ps. 13.7 variation is primarily explained by an increase in operating income of Ps. 36.6 billion, primarily due to a generalized increase in prices of crude oil, gas and petroleum products, an increase in other revenues of Ps. 30.6 billion, due to a higher IEPS credit, an increase in comprehensive financing result of Ps. 9.6 billion, derived from higher foreign exchange gain, and an increase in taxes and duties of Ps. 63.9 billion.

Financial Statements

Cash and cash equivalents, which decreased by 35.9%, or Ps. 66.2 billion, accounts receivable, which increased by 25.5%, or Ps. 35.2 billion, and the value of inventories, which increased by 75.3%, or Ps. 42.6 billion.

Investments in shares increased by 0.1%, or Ps. 0.04 billion, from Ps. 30.9 billion to Ps. 30.9 billion.

Properties and equipment increased by 8.8% or Ps. 66.0 billion, totaling Ps. 815.4 billion as of March 31, 2008.

Other assets increased by 141.9%, or Ps. 6.2 billion, to Ps. 10.6, primarily due to the reclassification of PEP's contract for nitrogen supply.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2008

BANCO J.P. MORGAN S.A., INSTITUCIÓN
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of March 31, 2008, our assets totaled Ps. 1,247.2 billion (US$ 117.1 billion), representing a 0.6%, or Ps. 7.4 billion increase as compared to total assets as of March 31, 2007. This result is primary explained by an increase in fixed assets, partially offset by a Ps. 76.5 decrease in intangible assets due to changes to the FRS D-3.

Short-term liabilities increased by 38.9%, or Ps. 65.9 billion, to Ps. 235.2 billion (US$ 22.1 billion) as of March 31, 2008, primarily as a result of a Ps. 47.0 billion increase in taxes and a Ps. 10.2 billion increase in short term debt.

Long-term liabilities decreased by 13.2%, or Ps. 136.5 billion, to Ps. 899.3 billion (US$ 84.5 billion) as of March 31, 2008, primarily due to a decrease in both long-term debt and the cancellation of the reserve for retirement payments, derived from the changes to the FRS D-3.

Consequently, total liabilities decreased by 5.9%, to Ps. 1,134.5 billion (US$ 106.5 billion), primarily due to a decrease in long term liabilities and cancellation of the reserve for retirement payments.

Total consolidated debt, including accrued interest, totaled Ps. 504.2 billion (US$47.3 billion) at March 31, 2008. This figure represents a 15.3%decrease, or Ps. 91.0 billion, as of March 31, 2007.

The Short-term debt increased 12.6%, to Ps. 90.6 billion (US$ 8.5 billion). The long-term debt decreased 19.6%, to Ps. 413.6 billion (US$ 38.8 billion).

Net debt, or the difference between total debt and cash and cash equivalents, decreased by 6.0% or Ps. 24.8 billion, from Ps. 410.8 billion at March 31, 2007 to Ps. 386.0 billion (US$ 36.3 billion) as of March 31, 2008.

Total equity increased by Ps. 77.9 billion, from Ps. 34.7 billion at March 31, 2007 to Ps. 112.7 billion (or US$ 10.6 billion) at March 31, 2008. The increase in equity was due to a positive effect of Ps. 48.3 billion from the reserve for retirement payments, due to changes to FRS D-3,and a payment of Ps. 14.0 billion to PEMEX from the Fund for the Stabilization of Investment and Infrastructure and the Fund of Excess.

PEMEX is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are PEMEX Exploration and Production, PEMEX Refining, PEMEX Gas and Basic Petrochemicals and PEMEX Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., its international trading arm.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 1 YEAR: 2008

BANCO J.P. MORGAN S.A., INSTITUCIÓN
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Amounts in US dollars are translated at the March 31, 2008 exchange rate of Ps. 10.6482 per US dollar.

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Mexican National Banking and Securities Commission (CNBV) and the Securities and Exchange Commission (SEC) , in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.

We may include forward-looking statements that address, among other things, our drilling and exploration activities; import and export activities; projected investment and other costs, commitments and revenues and liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of factors beyond our control. These factors include, but are not limited to changes in international crude oil and natural gas prices; effects on us from competition; limitations on our access to sources of financing on competitive terms; significant economic or political developments in Mexico; developments affecting the energy sector; and changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we ndertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are ore fully detailed in PEMEX's most recent Form 20-F filing, as amended, with the SEC (www.sec.gov) and the PEMEX prospectus filed with the CNBV and vailable through the Mexican Stock Exchange www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any orward-looking statement.

The U.S. SEC permits oil and gas companies, in their filings, to disclose only proved reserves that a company has demonstrated by actual production or onclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this ocument, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings. Investors re urged to consider closely the disclosure in our Form 20-F, as amended, "File No. 0-99", available from us at www.pemex.com or Marina acional 329, loor 38, Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this form directly from the SEC by calling1-800-SEC-0330.

EBITDA and free cash-flow are non-US GAAP measures.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2008 AND 2007
(Figures stated in thousands of Mexican pesos and in the case of March 2007 as of December 31, 2007 purchasing power and in thousands of U.S. dollars

(Figures in thousands of pesos and in the case of March 2007 with the acquisition power of December 31, 2007 and in thousands of dollars)

1. Basis of presentation

The condensed consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies ("PEMEX"), as of and for the three-month period ended March 31, 2008 and 2007, are unaudited. In the Management opinion, all adjustments (mainly consisting in recurrent adjustments) that are necessary for a fair presentation of the consolidated financial statements have been included.

The interim results are not necessarily an indicative of the full year results.

For the purposes of these unaudited interim condensed consolidated financial statements, certain information and disclosure that are usually included in the financial statements prepared under Financial Reporting Standard (FRS) in Mexico, have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, for the year end December 31, 2007.

2. Significant accounting policies

The accompanying condensed consolidated financial statements have been prepared in conformity with FRS as issued by the *Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera* ("CINIF"). The recognition of inflation was taken in accordance with the Financial Reporting Standard ("NIF") 06-BIS "A" Section C, as issued by the Ministry of Finance and Public Credit ("SHCP") and by the General Comptroller's Office ("SFP"), which required PEMEX to adopt the Bulletin B-10, "Recognition of the inflation effects on the financial information" ("Bulletin B-10"). In accordance with the mentioned rules the consolidated financial statements as of March 31, 2007, are presented in acquisition power of December 31, 2007.

3. Foreign currency position

As of March 31, 2008 and 2007, the condensed consolidated financial statements of PEMEX include monetary assets and liabilities as follows:

Amounts in foreign currency (Thousands)				
Assets	Liabilities	Long (short)	Exchange	Amounts in

			position	rate	pesos
As of March 31, 2008:					
U.S. dollars	15,813,768	(38,195,868)	(22,382,101)	10.6482	(238,329,081)
Japanese Yen	-	(159,553,901)	(159,553,901)	0.10659	(17,006,850)
Pounds Sterling	590	(409,243)	(408,652)	21.13774	(8,637,996)
Euros	1,280,058	(4,492,430)	(3,312,372)	16.82416	(55,895,094)
Swiss Francs	0	(103)	(93)	8.3526	(776)
Net-short position before Foreign-currency hedging					(318,019,740)
As of March 31, 2007:					
U.S. dollars	43,429,104	(72,555,121)	(29,126,017)	11.0322	(321,324,047)
Japanese Yen	0	(151,502,268)	(151,502,268)	0.09388	(14,223,033)
Pounds Sterling	261	(408,481)	(408,220)	21.72130	(8,867,069)
Euros	985	(4,038,446)	(4,037,461)	14.75446	(59,570,558)
Net-short position before Foreign-currency hedging					(403,984,704)

4. Cash and Cash Equivalents

As of March 31, 2008 and March 31, 2007 cash and cash equivalents are as follows:

	As of March 31, 2008	As of March 31, 2007
Cash in banks	$ 37,503,529	$ 49,742,907
Realizable values	80,674,187	134,613,271
	$ 118,177,716	$184,356,178

5. Accounts, notes receivable and other

As of March 31, 2008 and March 31, 2007 the accounts, notes and other are as follows:

	As of March 31, 2008	As of March 31, 2007
Trade-domestic	$57,984,457	$36,899,556
Trade-foreign	40,761,572	17,544,065

Mexican Government, advance payments on minimum guaranteed dividends	4,270,225	4,656,865
Employees and officers	3,804,559	3,169,749
Specific fund trade commission	12,274,241	32,505,650
Hydrocarbon excess extraction duties payment	319,791	1,050,097
Other accounts receivable	55,089,368	43,568,763
Less:		
Allowance for doubtful accounts	(1,527,471)	(1,591,478)
Total	$172,976,742	$137,803,267

6. Inventories

As of March 31, 2008 and March 31, 2007 inventories are as follows:

	As of March 31, 2008	As of March 31, 2007
Crude oil, refined products, derivatives, and petrochemical products	$89,415,089	$52,355,046
Materials and supplies in stock	5,530,933	5,518,873
Materials and products in transit	5,416,145	132,545
Less:		
Allowance for slow-moving inventory and obsolescence reserve	(1,292,041)	(1,496,073)
Total	$99,070,126	$56,510,391

7. Properties and equipment

As of March 31, 2008 and March 31, 2007 the balances of this concept, net of accumulated depreciation and amortization, are as follows:

	As of March 31, 2008	As of March 31, 2007
Land	$39,862,288	$42,352,086
Buildings	47,922,174	44,107,873
Wells	484,477,630	423,564,525
Plants	404,185,536	358,126,771
Perforation equipment	22,353,525	22,197,754
Furniture and equipment	36,437,611	35,458,024
Transportation equipment	13,642,693	13,905,562

Offshore platforms	162,927,768	145,034,206
Pipelines	300,878,923	280,502,055
	1,512,688,148	1,365,248,857
Accumulated depreciation	(787,103,826)	(705,597,208)
	725,584,321	659,651,649
Improductive fixed assets	725,675	794,816
Construction in progress	89,070,531	88,900,771
Total	$815,380,527	$749,347,236

The depreciation of fixed assets and amortization of wells at the end of March 31, 2008 and March 31, 2007, recognized in cost and operating expenses, was Ps. 20,917,100 and Ps. 15,613,549, respectively.

8. Long-term debt

In the period from January 1 to March 31, 2008, the significant financing activities of Petróleos Mexicanos were as follows:

The Master Trust obtained US$268,399 from credit lines guaranteed by export credit agencies to PIDIREGAS financial projects.
The Master Trust obtained US $268,399 from credit lines guaranteed by export credit agencies to PIDIREGAS financial projects.

On January 16, 2008, the Master Trust issued, through an inter-company private placement, bonds by a total amount of US $2,000,000 under the Medium term Program of Promissory notes, Series A. These bonds, issued at the 3 month Libor rate plus 117 basis points, with maturity date in 2015 and were bought in their totality by Petróleos Mexicanos.

On February 7, 2008, the F/163 Trust issued, through an inter-company private placement, bonds in the Mexican market by an amount of Ps.10,000,000 at the 91 days Cetes rate plus 34 basis points, with due date in 2013. These bonds are guaranteed by Petróleos Mexicanos

On February 15, 2008, the Master Trust issued, through an inter-company private placement, bonds in a total amount of US$1,500,000 under the Medium term Program of Promissory notes, Series A. These bonds, were issued at the 3 months Libor rate plus 121 basis points, with due date in 2017 and were bought in their totality by Petróleos Mexicanos.

On March 28, 2008, Petróleos Mexicanos contracted a Ps. 10,000,000 credit line with a banking institution in the domestic market, at the 28 days TIIE rate, plus 12 basis points, with due date on December 31, 2008.

On March 28, 2008, Petróleos Mexicanos, contracted a Ps. 4,500,000 credit line with a banking institution in the domestic market, at the 28 days TIIE rateto, plus zero basis points, with due date on June 20, 2008.

On March 28, 2008, Petróleos Mexicanos, contracted a Ps. 3,000,000 credit line with a banking institution in the domestic market, at the 28 days TIIE rate, plus 0.075%, with due date on December 31, 2008.

9. Comprehensive gain (loss) Result

The comprehensive gain (loss) for the periods ended March 31, 2008 and 2007 is analyzed as follows:

	2008	2007
Net (loss) gain for the period	($3,252,749)	$8,078,386
Effect of restatement of the year – Net	(163,537,252)	3,808,367
Derivative financial instruments	4,960,758	(1,769,439)
Labor reserve effect	48,326,697	(21,073,597)
Comprehensive gain for the year	($106,997,048)	(10,956,283)

10. Commitments:

a. During 2007, PEMEX acquired a new vessel called FPSO (Floating Process Storage and Outloading). The primary purpose of the vessel is to process oil that is received from the offshore wells (separation of oil and gas, as well as the treatment of oil to meet the export API degrees)

Once the process is performed, the storage vessel stores the product (it has storage capacity for 2 million barrels) and distributes them to the ships of foreign customers, and has a distribution capacity of up to 1.2 million barrels per day.

The investment in this vessel is of US$ 723,575, from which the amount of US$6,317 was paid this year and the remainder will be paid in a horizon of 15 years.

According to the contract, the future payments are estimated as follows:

	As of March 31, 2008
2008	US$ 18,950
2009	25,267
2010	25,267
2011	25,267

2012		25,267
2013 and thereafter		244,244
Total	US$	364,262

b. PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell field, during 2007; PEMEX entered an additional contract to supply nitrogen to the Ku-Maloob-Zaap field, and the commitment to this provider expires in the year 2027. At March 31, 2008, the value of the nitrogen to be supplied during the term of the contract is approximately Ps. 17,314,698. In the event of the rescission of the contract and depending on the circumstances, PEMEX would be required to purchase the nitrogen production plant in accordance with the terms of the contract.

The estimates future payments are as follows:

		As of March 31, 2008
2008	Ps.	1,293,639
2009		1,662,412
2010		1,677,692
2011		1,687,932
2012		1,714,178
Over 5 years		9,278,845
Total	Ps.	17,314,698

c. During the period from 2003 to 2008, PEMEX, has implemented FPWCs (formerly known as Multiple Services Contracts or "MSCs"). In connection with these contracts the contractor, at its own cost, has to administer and support the execution of the works of the FPWCs, which are classified into categories of development, infrastructure and maintenance. The estimated value of the FPWCs, as of March 31, 2008 is as follows:

Contracting Date	**Block**	2008	2007
			US$343,574
February 9, 2004	**Olmos**	US$343,574	
November 21, 2003	**Cuervito**	260,072	260,072
November 28, 2003	**Misión**	1,035,580	1,035,580
November 14, 2003	**Reynosa-Monterrey**	2,437,196	2,437,196
December 8, 2003	**Fronterizo**	264,977	264,977
December 9, 2004	**Pandura-Anáhuac**	900,392	900,392

March 23, 2005	**Pirineo**	645,295	645,295
April 3, 2007	**Nejo**	911,509	
April 20, 2007	**Monclova**	433,501	
Total		US$7,232,096	US$5,887,086

PEMEX, through PMI, enters into sale contracts for crude oil with foreign companies in international markets. The terms and conditions of these contracts are specific for each customer and their duration could be undefined (evergreen contract), in some cases existing minimal obligatory periods (long term contracts).

11. Contingencies

a. In the ordinary course of its business, PEMEX is involved in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Other than as disclosed below, we do not believe a materially unfavorable outcome is probable for any known or pending lawsuits or threatened litigation for which we have not made any accruals.

b. PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* (General Law on Ecological Equilibrium and Environmental Protection"). To comply with this law, environmental audits PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of March 31, 2008, the reserve for environmental remediation expenses totaled Ps. 2,093,440. This reserve is included in long-term liabilities in the balance sheet.

c. As of March 31, 2008, PEMEX was involved in various civil, tax, criminal, labor, commercial, arbitration and administrative lawsuits, the final resolution of which is pending as of the date of these financial statements. Based on the information available, the amount claimed for these lawsuits totaled approximately Ps. 37,512,783. At March 31, 2008, PEMEX had accrued Ps. 10,479,170 related to these contingent liabilities. Among these lawsuits, we find the following:

I. Pemex-Refining is currently involved in arbitration proceeding (11760/KGA) with Conproca, S.A. de C.V. ("Conproca") before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") pursuant to which Conproca is seeking payment of U.S.$633,100, related to construction and maintenance services in the Cadereyta refinery. PEMEX filed a counter-claim against Conproca in the amount of U.S.$907,700 (including Value Added Tax).

notified The arbitration panel notified the parties that it will issue an award on this matter on March 31, 2008. As of the date of these financial statements, such award has not been issued. Once the award is issued, a hearing on the damages will be held.

II. In April, 2004, Construcciones Industriales del Golfo, S.A. de C.V. filed a civil claim against Pemex-Exploration and Production, (exp. 40/2004-VII), for a total amount of Ps. 15,237 plus U.S. $219,584 for the removal of deposits in the Salamanca refinery. On September 28, 2007 a final judgment was issued in favor of Pemex-Exploration and Production (it was notified to Pemex-Exploration and Production on October 8, 2007). The plaintiff filed an appeal against this judgment, which was denied on January 21, 2008. The plaintiff then filed a constitutional relief known as *amparo*, which is still pending.

III. In December 2003, Unión de Sistemas Industriales, S. A. de C.V. filed a civil claim against Pemex-Refining (exp. 202/2003), for Ps. 393,095. The trial is in the evidentiary stages. As of this date, a third expert's opinion is still pending to be issued.

IV. In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R. L. de C. V. ("COMMISA") filed an arbitration claim before the International Chamber of Commerce (the "ICA") against Pemex-Exploration and Production (IPC-01) for alleged breach of a construction agreement in connection with two platforms in the Cantarell complex. Pemex-Exploration and Production has filed a counterclaim against COMMISA.

On January 26, 2007, COMMISA filed its detailed claim seeking U.S. $292,043 and Ps. 37,537 and Pemex-Exploration and Production filed its detailed counterclaim seeking U.S. $125,897 and Ps. 41,513. On August 10, 2007, each party filed their responses to the claim and counterclaim, respectively. On September 10, 2007, both parties filed their replies, in which COMMISA modified its claim and is, as of the date of this report, seeking U.S. $319,900 and Ps. 37,200 in damages. On October 10, 2007, the parties filed their rejoinders. A hearing was held in which each party presented its case to the panel and filed evidence. On February 15, 2008, the parties filed their pleadings .

The final award is expected to be issued before May 31, 2008 in accordance with a resolution issued by the ICA on February 14, 2008.

V. An arbitration proceeding before the ICA was filed by COMBISA, S. de R. L. de C. V. against Pemex-Exploration and Production (IPC-22) seeking U.S. $235,770 for the alleged breach of a construction agreement in connection with three platforms in the Cantarell complex. Pemex-Exploration and Production responded to the claim and filed a counterclaim against COMBISA. On July 23, 2007 a final award was granted. COMBISA was ordered to pay U.S. $4,600 and Pemex-Exploration and Production was ordered to pay U.S. $61,300 as well as financial expenses and the corresponding value added tax. Both parties requested an additional decision to clarify this final award, which was issued on November 16, 2007. The ICA modified the award such that total amount owed to COMBISA was corrected and Pemex-Exploration and Production was ordered to pay U.S. $61,600, as well as financial expenses and the corresponding value added tax. The total amount owed to Pemex-Exploration and Production was ratified.

On January 30, 2008, Pemex-Exploration and Production and COMBISA executed a settlement agreement under which Pemex-Exploration and Production agreed to pay U.S. $84,579 (plus the value added tax) and COMBISA agreed to pay US$4,594 plus the value added tax). This claim, which was initially for a total amount of US $235,770, concluded with a payment of US $91,983 to COMBISA.

VI. COMMISA filed a claim before the ICA against Pemex-Exploration and Production (IPC-28) seeking approximately U.S. $142,400 and Ps. 40,199 for, among other things, the alleged breach of a contract (PEP-O-IT-136/08) related to two vessels named Bar Protector and Castoro 10 in the Cantarell complex. Pemex-Exploration and Production filed a counterclaim. On February 11, 2008, Pemex-Exploration and Production was notified of an award pursuant which Pemex-Exploration and Production was ordered to pay Ps. 10,928 and US $75,075, plus the value added tax and US $200 related to arbitration expenses.

COMMISA filed a request to execute this award, which was notified to Pemex-Exploration and Production on March 24, 2008. As of the date of these financial statements, Pemex-Exploration and Production has not yet filed its answer to this request.

VII. A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 262/2005-II) seeking approximately Ps. 1,647,629 for damages in connection with the alleged breach of a tank truck transportation agreement. On March 7, 2008 a final hearing was held in which both parties filed their allegations. The final judgement is still pending.

VIII. A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 271/2005-I) asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years in accordance with the tank truck transportation agreement mentioned in paragraph vii above. On January 23, 2008, a final hearing was held in which both parties filed their allegations. A final judgement is stil pending.

IX. A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (295/2007), seeking a judicial judgment declaring the breach of a services agreement dated March 26, 1993 and damages, among others.

On October 31, 2007, Pemex-Refining was summoned and a precautionary measure was granted to the plaintiff requesting Pemex-Refining to replace tank trucks and grant the appropiate authorizations. On November 5, 2007, Pemex-Refining filed a motion stating that the judge lacked jurisdiction, which was granted and the trial suspended.

On March 5, 2008, ,a request for constitutional relief known as an *amparo* was filed by Pemex-Refining against the precautionary measure, which was accepted by the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court

X. A request for Constitutional relief known as an *amparo* was filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. for the alleged violation of its constitutional rights due to the execution of development, infrastructure and maintenance works in non-associated gas fields under a public works contract (No. 414105826) and a modification of the *Ley Reglamentaria del Articulo 27 Constitucional en el Ramo del Petróleo* (the Regulatory Law to Article 27 of the Political Constitution Concerning Petroleum Affairs). The purpose of this contract was to explore non-associated gas in the same fields where the plaintiffs have their mining concessions.

The plaintiffs argue they have a right to exploit natural gas found in the fields located under their mining concessions. As of this date, a final judgment is still pending. A third arbitrator expert's opinion on geology and a constitutional hearing are still pending.

XI. An arbitration proceeding before the ICA was filed by Tejas Gas de Toluca, S. de R. L. de C.V. against Gas Natural México S.A. de C.V. ("GNM") and Pemex-Gas and Basic Petrochemicals seeking, among other things, compliance with a transportation agreement and its amendments as agreed in February, 2001 and November, 2001. This agreement was executed for the operation of the Palmillas-Toluca pipeline.

In February 2008, several hearings were held with the arbitration panel and the part involved, during these hearings a recopilation of claims and counterclaims were presented. On February 26, 2008, the initial arbitration report was executed and a provisional arbitration calendar was agreed.

XII. In connection with the claims filed by a group of Congressmen from the LIXth Legislature against Pemex-Exploration and Production related to the Financed Public Works Contracts program (FPWC) (formely known as Multiple Services Contracts), as of this date only one claim remains pending since Pemex-Exploration and Production obtained a favorable judgment in the other similar claims filed by this plaintiffs.

The remaining claim relates to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. ("PTD") for the Cuervito natural gas production block before the *Juzgado Noveno de Distrito en Materia Civil del Distrito Federal* (Ninth Civil District Court) in Mexico City. On December 12, 2007, Pemex-Exploration and Production was summoned after an appeal filed by PTD was denied. Pemex-Exploration and Production filed a motion arguing the lack of standing of the plaintiffs due to the termination of their positions as

Congressmen. As of this date, the trial is in the evidentiary stage.

XIII. In August 2007, a civil claim (12/2007) was filed by Leoba Rueda Nava against Petróleos Mexicanos and Pemex-Refining before the *Juzgado Decimocuarto de Distrito del Décimo Circuito* (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz, seeking approximately Ps. 1,200,000 for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste in accordance with an agreement entered into by and among Leoba Rueda Nava, Petróleos Mexicanos and Pemex-Refining. The trial is in the evidentiary stage. Judicial inspection, confession and testimonial evidence have been filed. As of this date, the experts' opinions are still pending.

XIV. Administrative proceedings before the Federal Commission of Competition (the "Commission"). On December 7, 2007, the Commission issued a resolution prohibiting Pemex-Refining from engaging in monopolic practices in trading and distributing greases and lubricants in service stations, without specifically requesting a modification or termination of a license agreement. Pemex-Refining filed an *amparo* against this resolution, which is still pending.

In January 2008, the Commission requested Pemex-Refining to provide evidence related to the compliance of a resolution issued by the Commission in 2003 in connection with this same subject. Pemex-Refining informed the Commission that a suspension was granted to Bardahl de México, S. A. de C. V. ("Bardahl"), a competitor in the lubricants business, in several *amparos* to maintain the exclusivity right of the Mexlub trademark until a final resolution is issued.

XV. An *amparo* (1519/2005) was filed by Impulsora Jalisciense, S.A. de C.V., before the *Juzgado Quinto de Distrito en Materia Administrativa* (Fifth Administrative District Court) in the State of Jalisco in December 2005, in connection with a proposed model franchise agreement to be executed by Pemex-Refining. This proceeding has been joined with a pending proceeding filed by Bardahl against the execution of any resolutions eliminating the obligation of service stations to sell lubricants manufactured by Bardahl. These *amparos* are suspended due to several objections filed by Bardahl. A constitutional hearing is still pending.

XVI. A civil claim (28/2007) was filed by Mexicana de Lubricantes, S. A. de C. V. against Pemex-Refining on March 28, 2008, seeking, among other things, a judicial judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes, S. A. de C. V. and Pemex-Refining: 1) License and Trademark contract; 2) Basic greases supply contract; and 3) Manufacture contract of lubricants and greases for Petróleos Mexicanos and the Subsidiary Entities. Pemex-Refining filed its response to this claim on April 10, 2008. Mexlub filed a motion arguing that the authorized representative of Pemex-Refining did not have the authority to represent Pemex-Refining. As of the date of these financial statements, a resolution is still pending..

The result of these proceedings is uncertain since their final resolution will be issued by the appropriate authorities.

12. Business segment information

PEMEX operates in different activities, since it is devoted to the exploration and production of crude oil and natural gas, as well as to the process and distribution of refined and petrochemical products. The principal business segment information without considering the eliminations for the consolidated financial statements effects, is as follows:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
As of March 31, 2008					
Trade Income:					
External Costumers	$ -	$115,609,751	$41,094,532	$6,778,687	$157,695,121
Intersegments	279,338,613	12,952,967	24,229,457	12,084,647	80,386,629
Income services	-	-	-	-	454,381
Gain (loss) gross	237,146,746	(42,928,444)	2,772,501	(1,327,507)	11,509,160
Operating Gain (loss)	227,175,985	(53,775,565)	190,014	(5,006,985)	1,262,448
Net gain (loss)	22,615,144	(21,274,231)	993,642	(4,655,372)	4,623,493
Comprehensive financing result	(5,966,680	(1,047,115)	854,764	153,147	5,048,489
Depreciation and amortization	17,168,300	2,402,500	903,800	287,600	154,900
Cost of labor reserve	10,575,498	11,132,973	2,373,174	3,179,994	4,883,379
Taxes and duties	199,177,191	1,063,428	484,035	66,725	850,314
Total Assets	1,218,947,548	390,984,004	131,309,231	74,252,951	2,436,590,320
Current assets	608,452,652	227,395,225	88,001,792	58,582,644	503,876,475
Investing in shares and Values	342,538	157,094	1,092,639	0	693,092,373
Fixed assets	587,146,357	162,884,861	41,886,644	15,373,790	8,088,874

Adquisitions of fixed assets	37,129,700	2,420,200	635,300	183,300	1,300
Short-term liabilities	165,830,391	163,231,235	31,808,592	11,057,639	956,364,681
Labor reserve	150,347,622	143,406,343	35,035,639	40,349,173	56,482,736
Total Liability	944,322,800	354,181,083	78,127,110	52,799,890	2,303,301,889
Equity	274,624,747	36,802,921	53,182,124	21,453,061	133,288,432

As of March 31, 2007					
Trade Income:					
External Customers	$ -	$96,416,832	$34,301,411	$5,197,375	$106,616,558
Intersegments	186,758,327	9,109,291	20,208,226	8,254,369	40,547,363
Income services	-	-	-	-	427,778
Gain (loss) gross	148,700,253	(3,809,508)	5,492,320	(1,450,136)	10,981,985
Operating Gain (loss)	141,232,580	(11,525,191)	3,532,582	(2,936,824)	(3,609,813)
Net gain (loss)	(3,009,533)	(9,324,281)	2,678,586	(3,021,719)	(17,668,040)
Comprehensive financing result	(9,041,140)	(4,399,100)	218,758	(198,218)	2,907,723
Depreciation and amortization	12,218,000	2,079,100	921,000	230,500	164,900
Cost of labor reserve	7,123,031	6,888,298	1,574,785	2,007,823	3,068,099
Taxes and duties	135,571,457	560,484	1,333,854	61,343	231,895
Total Assets	1,121,194,028	343,165,265	139,749,265	73,453,617	2,120,207,232
Adquisitions of fixed assets	22,983,800	4,195,200	816,200	102,300	190,700
Current assets	547,858,614	157,913,388	92,214,565	51,430,031	481,511,565
Investing in shares and Values	330,756	157,093	909,134	-	531,622,702
Fixed assets	525,927,813	158,351,396	40,636,553	15,874,426	8,557,050
Short-term liabilities	121,556,151	111,463,820	38,221,621	13,327,799	832,916,269

Labor reserve	167,741,179	165,330,153	37,370,110	45,389,314	70,529,472
Total Liabilities	829,376,519	322,764,765	83,821,711	59,717,069	2,072,927,167
Equity	291,817,509	20,400,500	55,927,553	13,736,548	47,220,065

13. Services income

Services income is considered in the export sales item in the Income statement, since it is income of the ordinary course of business.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **01** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
Integrated Trade Systems, Inc.	International trading services [1]	8,860	100.00
Kot Insurance Company, AG.	Reinsurance [2]	7,000,000	100.00
P.M.I. Comercio Internacional, S.A de C.V	International crude oil trader [3]	2,214,241	98.33
P.M.I. Holdings, B.V.	Holding [4]	40	100.00
P.M.I. Holdings Petróleos España, S.L.	Holding [5]	6,200	100.00
P.M.I. Trading, Ltd.	Int. refined products trader [6]	4,900	48.51
P.M.I. Marine, Ltd.	Crude oil trader [7]	230,275	100.00
Mex Gas Internacional, Ltd.	Gas trader [8]	1,000	100.00

Sequence number: 1
Author: ebustama
Subject: Text Box
Date: 4/29/2008 11:43:27 AM
T+ International trading services

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Author: ebustama
Subject: Text Box
Date: 4/29/2008 11:47:23 AM
T+ Reinsurance

Sequence number: 3
Author: ebustama
Subject: Text Box
Date: 4/29/2008 11:47:34 AM
T+ International crude oil trader

Sequence number: 4
Author: ebustama
Subject: Text Box
Date: 4/29/2008 11:47:45 AM
T+ Holding

Sequence number: 5
Author: ebustama
Subject: Text Box
Date: 4/29/2008 11:47:53 AM
T+ Holding

Sequence number: 6
Author: ebustama
Subject: Text Box
Date: 4/29/2008 11:48:03 AM
T+ Int. refined products trader

Sequence number: 7
Author: ebustama
Subject: Text Box
Date: 4/29/2008 11:48:12 AM
T+ Crude oil trader

Sequence number: 8
Author: ebustama
Subject: Text Box
Date: 4/29/2008 11:48:21 AM
T+ Gas trader

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 01 YEAR: 2008

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT (Thousands of Mexican	
				ACQUISITION COST	BOOK VALUE
Repsol YPF, S.A.	Oil company 1	57,429,385	4.94	0	21,105,111
Deer Park Refining, Ltd.	Refining company 2	1	0.00	0	5,994,499
Mexicana de Lubricantes, S.A de C.V.	Lubricants trader 3	17,879,561	46.85	178,796	157,094
Gasoductos de Chihuahua, S. de R.L. de C.V	Gas transportation 4	393,049,321	50.00	393,579	1,831,896
Instalaciones Inmobiliarias para Industrias, S.A.	Assets Holding 5	62,167,264	100.00	62,167	1,122,215
Cia. Mexicana de Exploraciones, S.A. de C.V	Onshore and offshore exploration 6	25,333,847	60.00	8,152	309,120
Pan American Sulphur, Ltd.	Sulphur storage and distribution 7	1,498	99.87	5,271	0
Pasco International, Ltd.	Sulphuric acid storage 8	1,000	100.00	47,325	-453
Other investments 9		1	0.00	0	1,263,067
Estimated fluctuations in investments 10		1	0.00	0	-836,676
TOTAL INVESTMENT IN ASSOCIATES				695,290	30,945,873
OTHER PERMANENT INVESTMENTS					0
TOTAL					30,945,873

NOTES

The trend percentage amounts that are shown in zero are due to the fact that the system automatically puts a zero when there is no data incorporated.

No data is shown in Other investments, since it corresponds to various other investments in shares with different participation percentages. Under the column of number of shares, number 1 was written down for validating purposes, since there are no shares in such companies.

Page: 37

Sequence number: 1
Author: ebustama
Subject: Text Box
Date: 4/29/2008 12:05:19 PM
T+ Oil company

Sequence number: 2
Author: ebustama
Subject: Text Box
Date: 4/29/2008 12:05:28 PM
T+ Refining company

Sequence number: 3
Author: ebustama
Subject: Text Box
Date: 4/29/2008 12:05:34 PM
T+ Lubricants trader

Sequence number: 4
Author: ebustama
Subject: Text Box
Date: 4/29/2008 12:05:42 PM
T+ Gas transportation

Sequence number: 5
Author: ebustama
Subject: Text Box
Date: 4/29/2008 12:06:18 PM
T+ Assets Holding

Sequence number: 6
Author: ebustama
Subject: Text Box
Date: 4/29/2008 12:05:56 PM
T+ Onshore and offshore exploration

Sequence number: 7
Author: ebustama
Subject: Text Box
Date: 4/29/2008 12:06:26 PM
T+ Sulphur storage and distribution

Sequence number: 8
Author: ebustama
Subject: Text Box
Date: 4/29/2008 12:06:34 PM
T+ Sulphuric acid storage

Sequence number: 9
Author: ebustama
Subject: Text Box
Date: 4/29/2008 12:07:45 PM
T+ Other investments

Sequence number: 10
Author: ebustama

Comments from page 37 continued on next page

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB QUARTER: 01 YEAR: 2008

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT (Thousands of Mexican	
				ACQUISITION COST	BOOK VALUE
Repsol YPF, S.A.	Oil company	57,429,385	4.94	0	21,105,111
Deer Park Refining, Ltd.	Refining company	1	0.00	0	5,994,499
Mexicana de Lubricantes, S.A de C.V.	Lubricants trader	17,879,561	46.85	178,796	157,094
Gasoductos de Chihuahua, S. de R.L. de C.V	Gas transportation	393,049,321	50.00	393,579	1,831,896
Instalaciones Inmobiliarias para Industrias, S.A.	Assets Holding	62,167,264	100.00	62,167	1,122,215
Cia. Mexicana de Exploraciones, S.A. de C.V	Onshore and offshore exploration	25,333,847	60.00	8,152	309,120
Pan American Sulphur, Ltd.	Sulphur storage and distribution	1,498	99.87	5,271	0
Pasco International, Ltd.	Sulphuric acid storage	1,000	100.00	47,325	-453
Other investments		1	0.00	0	1,263,067
Estimated fluctuations in investments		1	0.00	0	-836,676
TOTAL INVESTMENT IN ASSOCIATES				695,290	30,945,873
OTHER PERMANENT INVESTMENTS					0
TOTAL					30,945,873

NOTES

The trend percentage amounts that are shown in zero are due to the fact that the system automatically puts a zero when there is no data incorporated. 11

No data is shown in Other investments, since it corresponds to various other investments in shares with different participation percentages. Under the column of number of shares, number 1 was written down for validating purposes, since there are no shares in such companies.

Subject: Text Box
Date: 4/29/2008 12:08:24 PM
T+ Estimated fluctuations in investments

Sequence number: 11
Author: ebustama
Subject: Text Box
Date: 4/29/2008 12:02:23 PM
T+ The trend percentage amounts that are shown in zero are due to the fact that the system automatically puts a zero when there is no data incorporated.

No data is shown in Other investments, since it corresponds to various other investments in shares with different participation percentages. Under the column of number of shares, number 1 was written down for validating purposes, since there are no shares in such companies.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 01 YEAR: 2008

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign Institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
BANCO JPMORGAN, SA. INS	NOT APPLIED	29/10/2004	09/11/2012	11.00	0	0	4,000,000	0	0	0						
CITIBANK N.A. (1) (8)	YES	12/06/2006	16/06/2013	[illegible]							0	0	0	0	15,972,300	[illegible]
CALYON NEW YORK BRANCH (1)	YES	14/08/2007	29/01/2009	[illegible]							0	15,972,300	0	0	0	0
CALYON NEW YORK BRANCH (1)	YES	07/08/2007	30/12/2008	2.71							10,648,200	0	0	0	0	0
FBO INC. (1) (7)	YES	14/09/1999	14/09/2008	15.00							188,305	0	0	0	0	0
BERGESEN WORLDWIDE LTD. (1)	YES	23/07/2007	23/08/2022	6.00							224,204	0	299,045	299,045	299,045	[illegible]
SECURED																
SOCIETE GENERALE (1) (8)	YES	31/07/2008	31/07/2013	3.18							15,956	15,955	31,910	31,910	31,910	7,794
SOCIETE GENERALE (1) (8)	YES	31/03/1999	01/08/2011	3.19							310,063	171,046	282,636	178,364	59,558	0
HSBC BANK PLC (1) (8)	YES	19/10/1999	17/04/2014	5.15							30,380	0	30,380	30,380	30,380	60,874
EXPORT DEVELOPMENT CANADA (	YES	09/02/1999	15/04/2013	5.18							31,394	0	23,474	17,186	6,506	4,389
A/S EXPORTFINANS (1) (7)	YES	16/11/1999	16/10/2008	3.32							7,309	0	0	0	0	0
BANCO SANTANDER CENTRAL HISP	YES	10/04/2003	23/08/2011	3.74							38,318	18,479	33,757	14,278	1,089	0
TORONTO DOMINION BANK (1)	YES	08/10/2003	30/10/2008	5.85							97,938	0	65,880	0	0	0
NATEXIS BANQUE (2) (7)	YES	22/08/1984	30/09/2018	2.00							891	0	891	891	891	2,313
NACIONAL FINANCIERA, S.N.C.	NOT	07/11/1980	30/11/2015	2.80							343,546	0	343,546	343,546	343,546	1,374,185
KREDITANSTALT FUR WIEDERAUFB	YES	13/08/1999	31/03/2011	2.49							13,181	13,181	26,362	88,750	0	0
KREDITANSTALT FUR WIEDERAUFB	YES	21/08/2000	31/03/2009	2.49							2,909	2,976	0	0	0	0
DEUTSCHE BANK (1) (8)	YES	08/11/2002	18/12/2013	4.70							22,904	2,402	25,388	20,462	20,462	40,924
ABN AMRO BANK N.V. (1) (8	YES	30/12/1999	20/08/2010	7.42							189,807	189,807	389,614	0	0	0
ABN AMRO BANK, N.V. (1) (8	YES	02/03/2000	01/04/2011	4.80							309,385	116,583	425,829	309,385	75,108	0
MIZUHO CORPARATE BANK, LTD (	YES	16/10/1999	20/05/2010	[illegible]							1,488,703	0	1,488,703	744,359	0	0
HSBC BANK, PLC (1) (7)	YES	26/11/1999	29/09/2011	[illegible]							46,497	24,131	56,833	56,833	27,617	0
MEDIOCREDITO CENTRALE S.P.A.	YES	08/10/2001	30/04/2012	4.84							50,380	0	50,380	50,380	50,380	25,197
HSBC BANK PLC (1) (8)	YES	22/12/1999	15/12/2010	4.83							171,585	0	171,585	171,585	0	0
KREDITANSTALT FUR WIEDERAUFB	YES	26/09/2001	31/12/2017	4.22							177,853	11,116	188,988	188,873	152,236	143,716
A/S EXPORTFINANS (1) (7)	YES	15/10/2001	30/03/2014	3.86							228,116	40,615	188,254	188,877	188,877	180,880
HSBC BANK PLC (1) (8)	YES	25/09/2001	20/09/2013	4.83							138,427	0	138,427	138,427	138,427	207,640
EXPORT DEVELOPMENT CANADA (	YES	23/12/1999	15/12/2010	4.83							212,884	0	212,884	212,884	0	0
ABN AMRO BANK, N.V. (1) (8	YES	11/05/2001	30/12/2012	4.63							319,446	0	319,446	319,446	319,446	319,446
J.P. MORGAN CHASE (1) (8)	YES	03/02/2000	09/03/2012	2.86							32,932	32,932	65,863	65,863	48,136	0
ABN AMRO BANK, N.V. (1) (8	YES	03/12/2001	30/09/2010	4.72							56,425	0	56,425	29,213	0	0
HSBC BANK PLC (1) (8)	YES	07/11/2008	22/07/2015	3.86							20,181	20,181	40,362	40,362	40,362	76,090

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 01 YEAR: 2008

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

CREDITS BREAK DOWN

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution	With foreign institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
HSBC BANK PLC (1) (8)	YES	25/08/2004	30/11/2013	4.83							10,713	443	11,157	11,157	11,157	[illegible]
HSBC BANK PLC (1) (8)	YES	19/08/2005	19/08/2014	5.70							15,100	15,100	30,200	30,200	30,200	75,501
HSBC BANK PLC (1) (8)	YES	20/08/2004	14/08/2014	5.86							18,074	18,074	36,140	36,140	36,140	72,[illegible]
HSBC BANK PLC (1) (8)	YES	05/08/2005	13/07/2011	4.10							14,046	14,046	28,091	28,091	14,046	0
HSBC BANK PLC (1) (8)	YES	23/11/2004	08/01/2013	4.36							27,[illegible]	27,[illegible]	55,837	55,837	55,837	55,837
HSBC BANK PLC (1) (8)	YES	14/05/2003	08/10/2014	5.11							130,080	0	121,308	112,364	112,364	277,[illegible]
HSBC BANK PLC (1) (8)	YES	08/12/2006	08/11/2013	4.79							38,054	0	38,054	38,054	38,054	76,108
HSBC BANK PLC (1) (8)	YES	03/04/2007	04/11/2015	4.73							64,[illegible]	0	64,[illegible]	64,[illegible]	64,[illegible]	213,461
HSBC BANK PLC (1) (7)	YES	02/08/2008	26/10/2015	5.45							11,124	1,809	12,933	12,933	12,933	47,240
HSBC BANK PLC (1) (8)	YES	08/04/2007	31/07/2015	3.18							37,766	37,766	75,532	75,532	75,532	304,363
HSBC BANK PLC (1) (8)	YES	30/11/2004	31/07/2013	3.18							24,311	24,311	48,622	48,622	48,622	72,933
HSBC BANK PLC (1) (8)	YES	18/01/2007	31/01/2015	3.18							5,329	5,329	10,658	10,658	10,658	31,973
HSBC BANK PLC (1) (8)	YES	22/01/2007	30/11/2016	4.81							3,703	0	3,703	3,703	3,703	14,811
HSBC BANK PLC (1) (8)	YES	23/08/2005	30/08/2014	4.81							9,085	0	9,085	9,085	9,085	27,[illegible]
HSBC BANK PLC (1) (8)	YES	24/08/2005	30/08/2014	4.81							2,113	0	2,113	2,113	2,113	5,282
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/08/2017	4.75							0	0	29,766	29,766	29,766	147,212
HSBC BANK PLC (1) (8)	YES	29/08/2005	30/04/2013	4.83							31,270	0	31,270	31,270	31,270	46,905
HSBC BANK PLC (1) (8)	YES	07/08/2006	29/11/2013	4.81							37,200	0	37,200	37,200	37,200	74,[illegible]
HSBC BANK PLC (1) (8)	YES	18/08/2006	29/10/2013	4.84							6,[illegible]	0	6,[illegible]	6,[illegible]	6,[illegible]	13,[illegible]
HSBC BANK PLC (1) (8)	YES	08/04/2008	27/12/2014	4.73							17,864	0	17,864	17,854	17,864	53,[illegible]
HSBC BANK PLC (1) (8)	YES	04/04/2008	23/11/2014	4.86							20,675	0	20,675	20,675	20,675	62,024
ABN AMRO BANK, N.V. (1) (7	YES	23/12/2002	29/03/2014	4.50							94,539	94,539	189,078	189,078	189,078	378,156
STANDARD CHARTERED BANK (1)	YES	10/08/2003	20/12/2013	4.83							212,884	0	212,884	212,884	212,884	332,643
ABN AMRO BANK, N.V. (1) (8	YES	30/08/2002	18/12/2013	4.83							319,446	0	319,446	319,446	319,446	399,[illegible]
ABN AMRO BANK, N.V. (1) (8	YES	27/08/2002	07/08/2012	3.08							4,089	4,089	4,089	4,089	[illegible]	4,089
ABN AMRO BANK, N.V. (1) (8	YES	03/01/2003	01/10/2012	6.14							20,310	0	20,310	20,310	20,310	20,310
HSBC BANK PLC (1) (8)	YES	14/03/2003	10/12/2013	4.80							212,884	0	212,884	212,884	212,884	327,737
EXPORT DEVELOPMENT CANADA (	YES	04/07/2003	28/08/2015	3.46							159,723	53,161	212,884	212,884	212,884	[illegible]
BNP PARIBAS (1) (8)	YES	16/06/2003	15/03/2014	2.70							212,884	212,884	425,825	425,825	425,825	851,[illegible]
THE BANK OF TOKYO, MITSUBISH	YES	14/03/2003	14/03/2013	2.70							236,627	236,627	473,253	473,253	473,253	473,253
DRESDNER BANK AG (1) (8)	YES	01/03/2003	01/08/2012	4.81							254,[illegible]	0	254,[illegible]	254,[illegible]	254,[illegible]	109,[illegible]
ABN AMRO BANK, N.V. (1) (8	YES	01/03/2003	01/08/2012	4.81							178,189	0	178,189	178,189	178,189	89,[illegible]
THE EXPORT-IMPORT BANK OF KO	YES	01/03/2003	01/08/2013	6.04							212,884	0	212,884	212,884	212,884	106,442
HSBC BANK PLC (1) (8)	YES	03/07/2003	30/03/2014	2.38							25,374	25,374	50,747	50,747	50,747	101,494
JAPAN BANK FOR INTERNATIONAL	YES	10/03/2004	08/03/2017	1.83							311,152	311,152	622,305	622,305	622,305	3,111,383

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB**

QUARTER: **01** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
ABN AMRO BANK, N.V. (1) (8	YES	13/07/2004	16/08/2014	4.83							375,819	0	375,819	375,819	375,819	807,574
STANDARD CHARTERED BANK (1)	YES	08/07/2004	25/01/2014	5.14							125,273	125,273	250,546	250,546	250,546	801,092
HSBC BANK PLC (1) (8)	YES	10/08/2004	18/12/2013	4.83							250,546	0	250,546	250,546	250,546	438,080
BNP PARIBAS (1) (8)	YES	07/03/2005	08/08/2014	4.80							501,092	0	501,092	501,092	501,092	1,252,730
THE BANK OF TOKYO, MITSUBISH	YES	10/12/2004	10/12/2014	4.80							212,964	0	212,964	212,964	212,964	1,916,678
STANDARD CHARTERED BANK (1)	YES	08/10/2005	30/01/2015	3.76							187,909	187,909	375,819	375,819	375,819	1,127,456
ABN AMRO BANK, N.V. (1) (8	YES	03/11/2005	25/08/2015	4.73							375,819	0	375,819	375,819	375,819	1,315,366
THE BANK OF TOKYO, MITSUBISH	YES	30/08/2005	28/08/2011	4.57							51,367	0	51,367	51,367	947	0
JAPAN BANK FOR INTERNATIONAL	YES	30/09/2005	29/08/2015	4.38							0	0	0	0	80,440	136,086
THE EXPORT-IMPORT BANK OF KO	YES	07/12/2005	13/08/2017	4.77							0	45,111	90,223	90,223	90,223	451,115
SOCIETE GENERALE (1) (8)	YES	30/11/2005	13/08/2017	5.06							0	38,315	76,630	76,630	76,630	383,149
BNP PARIBAS (1) (8)	YES	03/11/2006	25/01/2015	5.16							250,546	250,546	501,092	501,092	501,092	1,503,275
CALYON NEW YORK BRANCH (1)	YES	30/11/2006	25/08/2017	3.08							0	8,983	17,966	17,966	17,966	89,829
SOCIETE GENERALE (1) (8)	YES	03/08/2006	13/08/2017	4.83							0	57,304	114,608	114,608	114,608	573,042
SOCIETE GENERALE (1) (7)	YES	03/08/2006	13/02/2017	4.77							0	87,201	174,401	174,401	174,401	872,007
ABN AMRO BANK, N.V. (1) (8	YES	30/11/2006	15/12/2016	4.83							313,182	0	313,182	313,182	313,182	1,252,730
BNP PARIBAS (1) (8)	YES	30/11/2006	25/08/2016	4.73							438,455	0	438,455	438,455	438,455	1,534,594
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/08/2016	4.83							187,909	0	187,909	187,909	187,909	845,592
STANDARD CHARTERED BANK (1)	YES	30/11/2006	25/08/2016	2.50							187,909	187,909	375,819	375,819	375,819	1,315,366
BANCO SANTANDER CENTRAL HISP	YES	28/08/2007	15/08/2014	4.40							152,117	0	152,117	152,117	152,117	304,233
MIZUHO CORPORATE BANK, LIMIT	YES	14/12/2006	14/12/2016	4.80							0	0	0	0	789,016	6,880,305
ABN AMRO BANK, N.V. (1) (8	YES	19/12/2007	25/08/2017	3.08							0	0	188,109	188,109	188,109	1,040,161
INTERESES DEVENGADOS NO PAGA	NOT		31/12/2008	0.00							913,846	0	0	0	0	0
COMMERCIAL BANKS																
BANCO SANTANDER MEXICANO, S	NOT APPLIED	28/03/2008	31/12/2008	7.95	0	0	3,000,000	0	0	0						
BANCA SERFIN S.A. (8) (11)	NOT APPLIED	09/03/2004	30/03/2009	7.80	444,444	444,444	0	0	0	0						
BBVA BANCOMER, S.A. SUCURSAL	NOT APPLIED	16/12/2003	23/12/2008	8.40	1,087,500	0	0	0	0	0						
BBVA BANCOMER, S.A. SUCURSAL	NOT APPLIED	18/12/2004	30/12/2012	7.80	0	0	4,000,000	0	0	0						
BBVA BANCOMER, S.A. SUCURSAL	NOT APPLIED	28/03/2008	31/12/2008	7.84	3,500,000	0	0	0	0	0						
HSBC (8) (11)	NOT APPLIED	28/03/2008	30/06/2008	7.86	4,000,000	0	0	0	0	0						
BBVA BANCOMER, S.A. SUCURSAL	NOT APPLIED	18/12/2003	23/12/2008	7.60	2,472,500	0	0	0	0	0						
BANCO SANTANDER SERFIN, S.A.	NOT APPLIED	28/03/2008	31/12/2008	7.95	10,000,000	0	0	0	0	0						
NACIONAL FINANCIERA, S.N.C.	NOT	10/08/2004	15/12/2009	4.30							256,386	0	256,386	0	0	0
NACIONAL FINANCIERA, S.N.C.	NOT	23/12/2002	29/12/2008	5.58							1,084,830	0	0	0	0	0
BANCO SANTANDER MEXICANO, S	NOT	17/08/2003	19/08/2013	2.37							53,241	53,241	106,482	106,482	106,482	186,723

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) — Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) — Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANCO NACIONAL DE COMERCIO E	NOT	30/08/2003	30/08/2016	5.44							212,884	0	212,884	212,884	212,884	1,384,286
BANCA SERFIN S.A. (1) (8)	NOT	23/04/2003	28/04/2008	2.68							1,084,830	0	0	0	0	0
COMPROCA, S.A. DE CV (1) (	NOT	28/11/1997	15/08/2010	6.40							2,146,338	0	2,338,330	1,234,543	0	0
OTHER																
INTERESES DEVENGADOS NO PAGA	NOT APPLIED		31/12/2008	0.00	57,818	0	0	0	0	0						
INTERESES DEVENGADOS NO PAGA	NOT		31/12/2008	0.00							434,153	0	0	0	0	0
INTERESES DEVENGADOS NO PAGA	NOT		31/12/2008	0.00							145,830	0	0	0	0	0
CONTRATOS DE OBRA PÚBLICA FI	YES	01/08/2005	30/11/2011	5.84							1,584,482	0	1,077,387	556,305	185,881	0
TOTAL BANKS					21,882,282	444,444	11,888,888	0	0	0	[illegible]	18,767,128	17,886,388	14,828,888	[illegible]	67,811,814

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 01 YEAR: 2008

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) — Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) — Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
LISTED STOCK EXCHANGE																
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	24/10/2003	14/10/2010	8.38	0	0	6,172,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	24/10/2003	09/10/2009	7.88	0	0	13,500,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	23/12/2004	09/12/2019	0.00	0	0	13,414,477	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	11/08/2005	31/01/2013	7.88	0	0	12,457,400	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	11/08/2005	04/08/2010	7.54	0	0	12,512,800	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	28/07/2005	16/07/2015	8.81	0	0	9,500,000	0	0	0						

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 01 YEAR: 2008

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign Institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) — Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) — Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
LISTED STOCK EXCHANGE																
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	21/10/2006	13/10/2011	7.57	0	0	5,500,000	0	0	0						
SCOTIA INVERLAT CASA DE BOLS	NOT APPLIED	18/08/2008	06/08/2014	7.93	0	0	10,000,000	0	0	0						
DEUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.63							0	0	0	0	0	98,507
DEUTSCHE BANK (1) (7)	YES	18/08/1997	15/08/2027	9.50							0	0	0	0	0	252,[illegible]
DEUTSCHE BANK (1) (7)	YES	01/04/1998	30/03/2016	9.25							0	0	0	0	0	101,526
DEUTSCHE BANK (1) (7)	YES	14/08/1998	15/08/2027	8.50							0	0	0	0	0	636,640
DEUTSCHE BANK (1) (7)	YES	02/12/1998	02/12/2008	8.38							1,120,362	0	0	0	0	0
DEUTSCHE BANK (1) (8)	YES	01/12/2005	03/12/2012	3.08							0	0	0	0	0	7,316,616
DEUTSCHE BANK (1) (7)	YES	05/08/2005	15/08/2036	6.63							0	0	0	0	0	16,834,380
DEUTSCHE BANK (1) (7)	YES	08/08/2006	15/12/2015	8.75							0	0	0	0	0	2,601,422
DEUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38							0	0	0	0	0	3,888,031
DEUTSCHE BANK (1) (7)	YES	30/01/2003	15/08/2008	6.13							3,125,441	0	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	04/10/2000	13/10/2010	6.13							0	0	0	5,804,842	0	0
DEUTSCHE BANK (1) (7)	YES	22/10/2007	01/03/2018	5.75							0	0	0	0	0	15,872,300
DEUTSCHE BANK (1) (7)	YES	14/11/2001	16/11/2011	6.00							0	0	0	0	1,888,080	0
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/08/2022	6.63							0	0	0	0	0	1,708,371
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/03/2009	7.88							0	5,538,687	0	0	0	0
DEUTSCHE BANK (2) (7)	YES	22/08/2005	24/03/2025	6.80							0	0	0	0	0	18,824,180
DEUTSCHE BANK (5) (7)	YES	07/11/2002	15/12/2013	7.50							0	0	0	0	0	3,170,882
DEUTSCHE BANK (5) (7)	YES	13/01/2003	18/12/2013	7.80							0	0	0	0	0	8,284,426
DEUTSCHE BANK (2) (7)	YES	05/12/2008	05/12/2023	3.50							0	0	0	0	0	3,187,700
DEUTSCHE BANK (1) (7)	YES	28/08/2004	28/08/2009	7.75							0	0	13,532,140	0	0	0
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	6.63							0	0	0	0	0	1,226,429
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/08/2027	8.50							0	0	0	0	0	1,680,980
DEUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2016	8.25							0	0	0	0	0	1,143,240
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/08/2027	8.50							0	0	0	0	0	710,288
DEUTSCHE BANK (1) (7)	YES	30/12/2004	02/12/2008	8.38							3,185,360	0	0	0	0	0
JP MORGAN CHASE (2) (7)	YES	04/04/2003	08/04/2016	6.63							0	0	0	12,818,180	0	0
JP MORGAN CHASE (2) (7)	YES	05/08/2003	08/08/2013	6.25							0	0	0	0	0	8,412,080
JP MORGAN CHASE (1) (8)	YES	15/10/2003	15/10/2009	4.38							0	0	4,888,172	0	0	0
JP MORGAN CHASE (1) (8)	YES	15/08/2004	15/08/2010	2.80							0	0	0	14,378,158	0	0
JP MORGAN CHASE (2) (7)	YES	05/08/2004	05/08/2016	6.38							0	0	0	0	0	14,300,534

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: 01 YEAR: 2008

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) – Time Interval: Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Amortization of Credits in Foreign Currency (Thousands of $) – Time Interval: Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
PEMEX FINANCE (1) (7)	YES	18/03/1999	15/11/2015	9.34							1,241,816	467,333	2,916,484	2,128,683	0	4,791,880
PEMEX FINANCE (1) (8)	YES	13/08/1999	07/04/2014	5.46							0	0	0	0	364,939	1,[illegible],218
SECURED																
REPCON LUX	YES	28/01/2004	28/01/2011	4.50							0	0	0	13,816,347	0	0
INTERESES DEVENGADOS NO PAGA	NOT		31/12/2008	0.00							0	133,888	0	0	0	0
CITIBANK, N.A. (1) (8)	YES	29/07/2005	25/08/2008	2.71							1,[illegible],436	0	0	0	0	0
PRIVATE PLACEMENTS																
SECURED																
TOTAL STOCK MARKET					0	0	52,880,477	0	0	0	16,436,383	9,540,839	30,340,918	40,441,160	2,354,832	115,[illegible]

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: 01 YEAR: 2008

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign institution	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $) – Time Interval: Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Amortization of Credits in Foreign Currency (Thousands of $) – Time Interval: Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
Otros Proveedores	NOT APPLIED				0	28,464,387	0	0	0	0						
TOTAL SUPPLIERS					0	28,464,387	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** | QUARTER: **01** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign institution	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $) — Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) — Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED NOT				0	0	0	0	0	0	0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
[illegible]	NOT APPLIED				0	[illegible]					0	0				
TOTAL					0	[illegible]	0	0	0	0	0	0	0	0	0	0
TOTAL GENERAL					[illegible]	[illegible]	[illegible]	0	0	0	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

1

CURRENCIES	ACCOUNTING EXCHANGE RATES
(1) Dollars	10.6482
(2) Euros	16.8242
(3) Japanese Yens	0.0951
(5) Sterling Pounds	21.1377
(6) Pesos	1.0000

RATE TYPE
(7) Fix rate
(8) Libor rate
(9) Floating rate
(10) Discount rate
(11) TIIE rate
(12) Cetes
(13) Zero coupon (Fix)

Page: 45

Sequence number: 1
Author: ebustama
Subject: Text Box
Date: 5/22/2008 2:39:31 PM

CURRENCIES	ACCOUNTING EXCHANGE RATES
(1) Dollars	10.6482
(2) Euros	16.8242
(3) Japanese Yens	0.0951
(5) Sterling Pounds	21.1377
(6) Pesos	1.0000

RATE TYPE
(7) Fix rate
(8) Libor rate
(9) Floating rate
(10) Discount rate
(11) TIIE rate
(12) Cetes
(13) Zero coupon (Fix)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB**

QUARTER: **01** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **01** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	**15,813,768**	**168,388,163**	**2,023,664**	**21,548,383**	**189,936,546**
LIABILITIES POSITION	**38,195,869**	**406,717,250**	**9,507,620**	**101,239,036**	**507,956,286**
SHORT-TERM LIABILITIES POSITION	17,433,087	185,630,998	2,587,629	27,553,592	213,184,590
LONG-TERM LIABILITIES POSITION	20,762,782	221,086,252	6,919,991	73,685,444	294,771,696
NET BALANCE	**-22,382,101**	**-238,329,087**	**-7,483,956**	**-79,690,653**	**-318,019,740**

(1) AT OBSERVATIONS MUST BE SPECIFIED THE CURRENCY AND EXCHANGE RATE

NOTES

1

Observations:

American Dollars	10.6482
Japanese Yens	0.10659
Sterling Pounds	21.13774
Euros	16.82416

Page: 47

Sequence number: 1
Author: ebustama
Subject: Text Box
Date: 4/29/2008 12:29:19 PM

T+ Observations:

American Dollars	10.6482
Japanese Yens	0.10659
Sterling Pounds	21.13774
Euros	16.82416

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **01** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0	0
FEBRUARY	0	0	0	0	0
MARCH	0	0	0	0	0
RESTATEMENT					0
CAPITALIZATION					0
FOREIGN CORP.					0
OTHER					0
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

Due to the application of the NIF B-10 enforced as of January 2008, the annex of Result from Monetary Position is submitted in zeros. 1

Page: 48

Sequence number: 1
Author: ebustama
Subject: Text Box
Date: 4/29/2008 12:32:44 PM
T+ Due to the application of the NIF B-10 enforced as of January 2008, the annex of Result from Monetary Position is submitted in zeros.

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NOT APPLICABLE SINCE THERE ARE NO FINANCIAL LIMITS DERIVED FROM THE FINANCINGS ATTAINED UNDER THIS PROGRAM. 1

Page: 49

Sequence number: 1
Author: ebustama
Subject: Text Box
Date: 4/29/2008 2:06:22 PM
NOT APPLICABLE SINCE THERE ARE NO FINANCIAL LIMITS DERIVED FROM THE FINANCINGS ATTAINED UNDER THIS PROGRAM.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **01** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PEP		0	0.00
Crude oil production (Tbd) 1		2,982	97.60
Gas production (MMcfpd) 2		6,759	97.40
REFINING 3		0	0
Atmospheric destillation capacity (Tbd) 4		1,540	83.00
Cadereyta		275	76.90
Madero		190	86.30
Minatitlán		185	82.90
Salamanca		245	78.80
Salina Cruz		330	80.50
Tula		315	92.10
Storage & Distribution Center (Tb) 5		13,056	100.00
GAS AND BASIC PETROCHEMICALS 6		0	0
Gas sweetening (MMcfpd) 7		4,503	68.50
Cactus		1,960	80.30
Nuevo Pemex		880	54.20
Ciudad Pemex		1,290	64.60
Matapionche		109	59.00
Poza Rica		230	47.40
Arenque		34	81.50
PETROCHEMICALS 8		0	0.00
Production capacity (Tt) 9		3,200	61.00
Camargo *		83	0.00
Cangrejera		815	90.00
Cosoleacaque		1,237	46.10
Escolín **		84	0.00
Independencia		71	66.20
Morelos		637	72.30
Pajaritos		254	52.00
Tula **		19	0
Petrochemical distribution centers (Tt) 10		218,410	83.00

Page: 51

Sequence number: 1
Author: ebustama
Subject: Text Box
Date: 4/29/2008 2:06:58 PM
T+ Crude oil production (Tbd)

Sequence number: 2
Author: ebustama
Subject: Text Box
Date: 4/29/2008 2:07:05 PM
T+ Gas production (MMcfpd)

Sequence number: 3
Author: ebustama
Subject: Text Box
Date: 4/29/2008 2:07:11 PM
T+ REFINING

Sequence number: 4
Author: ebustama
Subject: Text Box
Date: 4/29/2008 2:07:18 PM
T+ Atmospheric destillation capacity (Tbd)

Sequence number: 5
Author: ebustama
Subject: Text Box
Date: 4/29/2008 2:07:32 PM
T+ Storage & Distribution Center (Tb)

Sequence number: 6
Author: ebustama
Subject: Text Box
Date: 4/29/2008 2:07:38 PM
T+ GAS AND BASIC PETROCHEMICALS

Sequence number: 7
Author: ebustama
Subject: Text Box
Date: 4/29/2008 2:07:48 PM
T+ Gas sweetening (MMcfpd)

Sequence number: 8
Author: ebustama
Subject: Text Box
Date: 4/29/2008 2:07:56 PM
T+ PETROCHEMICALS

Sequence number: 9
Author: ebustama
Subject: Text Box
Date: 4/29/2008 2:08:03 PM
T+ Production capacity (Tt)

Sequence number: 10
Author: ebustama

Comments from page 51 continued on next page

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PEP		0	0.00
Crude oil production (Tbd)		2,982	97.60
Gas production (MMcfpd)		6,759	97.40
REFINING		0	0
Atmospheric destillation capacity (Tbd)		1,540	83.00
Cadereyta		275	76.90
Madero		190	86.30
Minatitlán		185	82.90
Salamanca		245	78.80
Salina Cruz		330	80.50
Tula		315	92.10
Storage & Distribution Center (Tb)		13,056	100.00
GAS AND BASIC PETROCHEMICALS		0	0
Gas sweetening (MMcfpd)		4,503	68.50
Cactus		1,960	80.30
Nuevo Pemex		880	54.20
Ciudad Pemex		1,290	64.60
Matapionche		109	59.00
Poza Rica		230	47.40
Arenque		34	81.50
PETROCHEMICALS		0	0.00
Production capacity (Tt)		3,200	61.00
Camargo *		83	0.00
Cangrejera		815	90.00
Cosoleacaque		1,237	46.10
Escolín **		84	0.00
Independencia		71	66.20
Morelos		637	72.30
Pajaritos		254	52.00
Tula **		19	0
Petrochemical distribution centers (Tt)		218,410	83.00

Subject: Text Box
Date: 4/29/2008 2:08:13 PM
T+ Petrochemical distribution centers (Tt)

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOTES

1

Tbd - Thousand barrels per day
MMcfpd - Million cubic feet per day
Tb - Thousand barrels
Tt - Thousand tons
* Plant out of operation
** Suspension of activities during the quarter

Page: 52

Sequence number: 1
Author: ebustama
Subject: Text Box
Date: 4/29/2008 12:48:41 PM

Tbd - Thousand barrels per day
MMcfpd - Million cubic feet per day
Tb - Thousand barrels
Tt - Thousand tons
* Plant out of operation
** Suspension of activities during the quarter

MAIN RAW MATERIALS

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)

NOTES

Tbd - Thousand barrels per day
MMcfpd - Million cubic feet per day
Tb - Thousand barrels
Tt - Thousand tons
* Plant out of operation
** Suspension of activities during the quarter

1

Page: 53

Sequence number: 1
Author: ebustama
Subject: Text Box
Date: 4/29/2008 12:51:42 PM

Tbd - Thousand barrels per day
MMcfpd - Million cubic feet per day
Tb - Thousand barrels
Tt - Thousand tons
* Plant out of operation
** Suspension of activities during the quarter

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB**

QUARTER: **01** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
REFINED PRODUCTS 1	0	0	0		
FUEL OIL 2	226	14,039,676	100.00		CFE
DIESEL	362	24,977,626	100.00	PEMEX DIESEL	DISTRIBUIDORES
L.P. GAS 3	308	14,168,904	0.00		DISTRIBUIDORES
MAGNA GASOLINE 4	681	55,422,577	100.00	PEMEX MAGNA	DISTRIBUIDORES
PREMIUM GASOLINE 5	93	9,394,136	100.00	PEMEX PREMIUM	DISTRIBUIDORES
JET FUEL 6	74	8,415,353	100.00		ASA
OTHER REFINED PRODUCTS 7	75	2,769,319	100.00		DISTRIBUIDORES
PETROCHEMICALS 8	0	0	0.00		
METHANE DERIVATIVES (a) 9	344	1,534,641	56.00		(e)
ETHANE DERIVATIVES (b) 10	256	3,455,317	39.00		(f)
AROMATICS & DERIVATIVES (c)	124	1,585,817	91.00		(g)
PROPYLENE & DERIVATIVES (d)	7	889,668	0.00		(h) (l)
OTHER PETROCHEMICALS	358	714,443	0.00		(i) (l)
DRY GAS	3,271	26,115,493	0.00		(j)
EFFECT B-10	0	0	0.00		
FOREIGN SALES					
CRUDE OIL Tbd	1,499	122,303,472	0	(k)	(m)
REFINED PRODUCTS (Tbd)	187	15,049,110	0.00		(l)
PETROCHEMICAL PRODUCTS (Tt)	139	538,461	0		(l)
MARGINAL EFFECT FROM SALES	0	19,804,076	0		
EFFECT B-10	0	0	0		
INCOME FROM SERVICES	0	285,202	0		
TOTAL		321,463,291			

Sequence number: 1
Author: ebustama
Subject: Text Box
Date: 4/29/2008 1:08:36 PM
REFINED PRODUCTS

Sequence number: 2
Author: ebustama
Subject: Text Box
Date: 4/29/2008 1:08:54 PM
FUEL OIL

Sequence number: 3
Author: ebustama
Subject: Text Box
Date: 4/29/2008 1:09:03 PM
L.P. GAS

Sequence number: 4
Author: ebustama
Subject: Text Box
Date: 4/29/2008 1:09:25 PM
MAGNA GASOLINE

Sequence number: 5
Author: ebustama
Subject: Text Box
Date: 4/29/2008 1:09:32 PM
PREMIUM GASOLINE

Sequence number: 6
Author: ebustama
Subject: Text Box
Date: 4/29/2008 1:10:29 PM
JET FUEL

Sequence number: 7
Author: ebustama
Subject: Text Box
Date: 4/29/2008 1:10:36 PM
OTHER REFINED PRODUCTS

Sequence number: 8
Author: ebustama
Subject: Text Box
Date: 4/29/2008 1:10:43 PM
PETROCHEMICALS

Sequence number: 9
Author: ebustama
Subject: Text Box
Date: 4/29/2008 1:11:05 PM
METHANE DERIVATIVES (a)

Sequence number: 10
Author: ebustama

Comments from page 54 continued on next page

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **01** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
REFINED PRODUCTS	0	0	0		
FUEL OIL	226	14,039,676	100.00		CFE
DIESEL	362	24,977,626	100.00	PEMEX DIESEL	DISTRIBUIDORES
L.P. GAS	306	14,168,904	0.00		DISTRIBUIDORES
MAGNA GASOLINE	681	55,422,577	100.00	PEMEX MAGNA	DISTRIBUIDORES
PREMIUM GASOLINE	93	9,394,136	100.00	PEMEX PREMIUM	DISTRIBUIDORES
JET FUEL	74	8,415,353	100.00		ASA
OTHER REFINED PRODUCTS	75	2,769,319	100.00		DISTRIBUIDORES
PETROCHEMICALS	0	0	0.00		
METHANE DERIVATIVES (a)	344	1,534,641	56.00		(e)
ETHANE DERIVATIVES (b)	256	3,455,317	39.00		(f)
AROMATICS & DERIVATIVES (c) 11	124	1,585,617	91.00		(g)
PROPYLENE & DERIVATIVES (d) 12	7	889,668	0.00		(h) (i)
OTHER PETROCHEMICALS 13	358	714,443	0.00		(i) (f)
DRY GAS 14	3,271	26,115,493	0.00		(j)
EFFECT B-10 15	0	0	0.00		
FOREIGN SALES					
CRUDE OIL Tbd 16	1,499	122,303,472	0	(k)	(m)
REFINED PRODUCTS (Tbd) 17	187	15,049,110	0.00		(l)
PETROCHEMICAL PRODUCTS (Tt) 18	139	538,461	0		(l)
MARGINAL EFFECT FROM SALES 19	0	19,804,076	0		
EFFECT B-10 20	0	0	0		
INCOME FROM SERVICES	0	285,202	0		
TOTAL		321,463,291			

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T+ ETHANE DERIVATIVES (b)

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T+ AROMATICS & DERIVATIVES (c)

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T+ PROPYLENE & DERIVATIVES (d)

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T+ OTHER PETROCHEMICALS

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T+ DRY GAS

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Date: 4/29/2008 1:12:14 PM
T+ EFFECT B-10

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Date: 4/29/2008 1:12:22 PM
T+ CRUDE OIL Tbd

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Date: 4/29/2008 1:12:28 PM
T+ REFINED PRODUCTS (Tbd)

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Date: 4/29/2008 2:09:56 PM
T+ PETROCHEMICAL PRODUCTS (Tt)

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Date: 4/29/2008 1:12:45 PM
T+ MARGINAL EFFECT FROM SALES

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Comments from page 54 continued on next page

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **01** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
REFINED PRODUCTS	0	0	0		
FUEL OIL	226	14,039,676	100.00		CFE
DIESEL	362	24,977,626	100.00	PEMEX DIESEL	DISTRIBUIDORES
L.P. GAS	306	14,168,904	0.00		DISTRIBUIDORES
MAGNA GASOLINE	681	55,422,577	100.00	PEMEX MAGNA	DISTRIBUIDORES
PREMIUM GASOLINE	93	9,394,136	100.00	PEMEX PREMIUM	DISTRIBUIDORES
JET FUEL	74	8,415,353	100.00		ASA
OTHER REFINED PRODUCTS	75	2,769,319	100.00		DISTRIBUIDORES
PETROCHEMICALS	0	0	0.00		
METHANE DERIVATIVES (a)	344	1,534,641	56.00		(e)
ETHANE DERIVATIVES (b)	256	3,455,317	39.00		(f)
AROMATICS & DERIVATIVES (c)	124	1,585,817	91.00		(g)
PROPYLENE & DERIVATIVES (d)	7	889,668	0.00		(h) (l)
OTHER PETROCHEMICALS	358	714,443	0.00		(i) (l)
DRY GAS	3,271	26,115,493	0.00		(j)
EFFECT B-10	0	0	0.00		
FOREIGN SALES					
CRUDE OIL Tbd	1,499	122,303,472	0	(k)	(m)
REFINED PRODUCTS (Tbd)	187	15,049,110	0.00		(l)
PETROCHEMICAL PRODUCTS (Tt)	139	538,461	0		(l)
MARGINAL EFFECT FROM SALES	0	19,804,076	0		
EFFECT B-10	0	0	0		
INCOME FROM SERVICES 21	0	285,202	0		
TOTAL		321,463,291			

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Date: 4/29/2008 1:13:07 PM
T+ EFFECT B-10

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T+ INCOME FROM SERVICES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **01** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
CRUDE OIL 1	0	122,303,472			
REFINED PRODUCTS 2	0	15,049,110			
PETROCHEMICAL PRODUCTS 3	0	538,461			
MARGINAL EFFECT FROM SALES 4	0	19,804,076			
INCOME FROM SERVICES 5	0	285,202			
FOREIGN SUBSIDIARIES					
TOTAL		157,980,321			

NOTES 6

Tbd - thousand barrels per day

Tt - thousand tons

NOTE: To calculate participating % in the market, the period from January - February, 2008 was taken.

(a) Considers contribution of Pemex-Petrochemicals of ammonia and methanol to the domestic market.

(b) Considers contribution of Pemex-Petrochemicals of ethylene, glycols, HDPE, LDPE, ethylene oxide, vinyl chloride to the domestic market.

(c) Considers contribution of Pemex-Petrochemicals of benzene, styrene, toluene, xylenes, paraxylene and orthoxylene.

(d) Considers contribution of Pemex-Petrochemicals of acrylonitrile and propylene to the domestic market. Non significative amount.

(e) Agrogen, S.A. de C.V.; Integradora Aprodifer, S.A. de C.V.; Masagro, S.A. de C.V.; Univex, S.A.; Praxair México S.A. de C. V.

(f) Polioles, S.A. de C.V.; Industrias Derivadas del Etileno, S.A.; Distribuidora Don Ramis, S.A. de C.V.; Mexichem Resinas Vinílicas, S.A. de C.V.; Policyd, S.A. de C.V.

(g) Tereftalatos Mexicanos, S.A. de C.V.; Resirene, S.A. de C.V.; Negociación Alvi, S.A. de C.V.; Comercial Mexicana de Pinturas, S.A. de C.V.; Síntesis Orgánicas, S.A. de C.V.;

(h) Dow Internacional Mexicana, S.A. de C.V.; Negociación Alvi, S.A. de C.V.

(i) Industria Química del Istmo S.A. de C.V.; Productos Químicos La Anita, S.A. de C.V.; Praxair México S.A. de C.V.; Cryoinfra, S.A. de C.V.; Servicios y Prods. Químicos Cor Vel, S.A. de C.V.

(j) CFE, IPP'S Distribuidores, Industriales (ISPAT), Luz y Fuerza del Centro.

(k) 80% of total crude oil exports were to the United States, while the remaining 20% was distributed in the following way: (9%) to Europe, (8%) to the rest of the American Continent and (3%) to the Far East.

(l) Participation of PEMEX in these products is marginal.

(m) It is estimated that PEMEX's participation in the crude oil international market during the first quarter of 2008 amounted to 3.91%.

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CRUDE OIL

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REFINED PRODUCTS

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PETROCHEMICAL PRODUCTS

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MARGINAL EFFECT FROM SALES

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INCOME FROM SERVICES

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Date: 4/29/2008 1:41:55 PM
NOTES
Tbd - thousand barrels per day
Tt - thousand tons

NOTE: To calculate participating % in the market, the period from January - February, 2008 was taken.
(a) Considers contribution of Pemex-Petrochemicals of ammonia and methanol to the domestic market.
(b) Considers contribution of Pemex-Petrochemicals of ethylene, glycols, HDPE, LDPE, ethylene oxide, vinyl chloride to the domestic market.
(c) Considers contribution of Pemex-Petrochemicals of benzene, styrene, toluene, xylenes, paraxylene and orthoxylene.
(d) Considers contribution of Pemex-Petrochemicals of acrylonitrile and propylene to the domestic market. Non significative amount.
(e) Agrogen, S.A. de C.V.; Integradora Aprodifer, S.A. de C.V.; Masagro, S.A. de C.V.; Univex, S.A.; Praxair México S.A. de C.V.
(f) Polioles, S.A. de C.V.; Industrias Derivadas del Etileno, S.A.; Distribuidora Don Ramis, S.A. de C.V.; Mexichem Resinas Vinílicas, S.A. de C.V.; Policyd, S.A. de C.V.
(g) Tereftalatos Mexicanos, S.A. de C.V.; Resirene, S.A. de C.V.; Negociación Alvi, S.A. de C.V.; Comercial Mexicana de Pinturas, S.A. de C.V.; Síntesis Orgánicas, S.A. de C.V.;
(h) Dow Internacional Mexicana, S.A. de C.V.; Negociación Alvi, S.A. de C.V.
(i) Industria Química del Istmo S.A. de C.V.; Productos Químicos La Anita, S.A. de C.V.; Praxair México S.A. de C.V.; Cryoinfra, S.A. de C.V.; Servicios y Prods. Químicos Cor Vel, S.A. de C.V.
(j) CFE, IPP'S Distribuidores, Industriales (ISPAT), Luz y Fuerza del Centro.
(k) 80% of total crude oil exports were to the United States, while the remaining 20% was distributed in the following way: (9%) to Europe, (8%) to the rest of the American Continent and (3%) to the Far East.
(l) Participation of PEMEX in these products is marginal.
(m) It is estimated that PEMEX's participation in the crude oil international market during the first quarter of 2008 amounted to 3.91%.

Comments from page 55 continued on next page

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **01** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					

Volumes are in thousand of barrels per day, except petrochemical products which are expressed in thousand tons and dry gas which is expressed in million cubic feet per day. 1

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Volumes are in thousand of barrels per day, except petrochemical products which are expressed in thousand tons and dry gas which is expressed in million cubic feet per day.

IT DOES NOT APPLY SINCE PEMEX HAS NOT DISCLOSED ANY PROJECT AS AN OUTSTANDING EVENT. 1

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IT DOES NOT APPLY SINCE PEMEX HAS NOT DISCLOSED ANY PROJECT AS AN OUTSTANDING EVENT.

TRANSLATION INTO MEXICAN CURRENCY OF THE AMOUNTS THAT ARE REPORTED BY THE COMPANIES IN FOREIGN CURRENCY IN THE FINANCIAL STATEMENTS IS DONE AS OF JANUARY 1, 200, IN ACCORDANCE WITH THE PROVISIONS OF BULLETIN B-15 OF NORMAS DE INFORMACIÓN FINANCIERA (MEXICAN FINANCIAL REPORTING STANDARDS OR "NIFs"), (PREVIOUSLY DENOMINATED "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES"), AS FOLLOWS: 1

BALANCE SHEET.- ALL BALANCE SHEET ITEMS WERE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE DATE OF THE BALANCE SHEET.

STATEMENT OF RESULTS.- ALL STATEMENT OF RESULTS ITEMS WERE TRANSLATED AT THE AVERAGE EXCHANGE RATE OF THE CORRESPONDING FISCAL YEAR.

THE RESULTING DIFFERENCE IN THE TRANSLATION OF THE FINANCIAL STATEMENTS IS REGISTERED IN THE EQUITY, AS A RESULT OF TRANSLATION.

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TRANSLATION INTO MEXICAN CURRENCY OF THE AMOUNTS THAT ARE REPORTED BY THE COMPANIES IN FOREIGN CURRENCY IN THE FINANCIAL STATEMENTS IS DONE AS OF JANUARY 1, 200, IN ACCORDANCE WITH THE PROVISIONS OF BULLETIN B-15 OF NORMAS DE INFORMACIÓN FINANCIERA (MEXICAN FINANCIAL REPORTING STANDARDS OR "NIFs"), (PREVIOUSLY DENOMINATED "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES"), AS FOLLOWS:

BALANCE SHEET.- ALL BALANCE SHEET ITEMS WERE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE DATE OF THE BALANCE SHEET.

STATEMENT OF RESULTS.- ALL STATEMENT OF RESULTS ITEMS WERE TRANSLATED AT THE AVERAGE EXCHANGE RATE OF THE CORRESPONDING FISCAL YEAR.

THE RESULTING DIFFERENCE IN THE TRANSLATION OF THE FINANCIAL STATEMENTS IS REGISTERED IN THE EQUITY, AS A RESULT OF TRANSLATION.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 01 YEAR: 2008

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0	0	0	0	0	247,463,285
TOTAL			0	0	0	0	0	247,463,285

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES. 1

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Date: 5/22/2008 3:52:21 PM

T+ PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ________________________
Guadalupe Merino Bañuelos
Associate Managing Director of Finance

Date: May 29, 2008

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

END